Exhibit 12(b)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	9 Months
	Ended
	September 30,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings, as defined:
Income Before Income Taxes	$321	$423	$317	$204	$257	$192

Total fixed charges as below	103	131	117	107	105	102

Total earnings	$424	$554	$434	$311	$362	$294

Fixed charges, as defined:
Interest charges (a)	$100	$127	$113	$104	$102	$101
Estimated interest component of operating rentals	3	4	4	3	3	1

Total fixed charges (b)	$103	$131	$117	$107	$105	$102

Ratio of earnings to fixed charges	4.1	4.2	3.7	2.9	3.4	2.9

Preferred stock dividend requirements on a pre-tax
basis				$6	$21	$23
Fixed charges, as above	$103	$131	$117	107	105	102
Total fixed charges and preferred stock dividends	$103	$131	$117	$113	$126	$125
Ratio of earnings to combined fixed charges and
preferred stock dividends	4.1	4.2	3.7	2.8	2.9	2.4

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.

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